July 22, 2008

Michael Moran

Accounting Branch Chief

Brian McAllister

Staff Accountant

Donna Di Silvio

Review Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-7010

Dear Messrs. Moran and McAllister and Ms. Di Silvio:

We are in receipt of your letter dated June 5, 2008 regarding our previous responses to your comment letters related to our Form 10-K for the Fiscal Year Ended September 29, 2007. We have repeated your comments in full and have provided a single response to both comments. We will make the changes discussed in future filings, commencing with our Form 10-Q for the fiscal quarter ending June 28, 2008.

1.	We note your response to the staff comments in our letter dated March 31, 2008. We are not persuaded the product and service disclosure requirements of SFAS No. 131 and Item 101(c)(1)(i) of Regulation S-K are not applicable to you. In future filings please provide the disclosures required by this pronouncement and regulation, respectively, and include an example of the revisions in your response.

2.	With a view toward your response to prior comment three in our letter dated March 31, 2008, your proposal to present grocery segment sales contributed by grocery products, perishables and gasoline product categories is an overly broad view of similar products. For example, it is not evident how you concluded videos are similar to dairy products or that meat products are similar to pharmacy products and services. Please revise to disaggregate products and services to the extent they are not substantially similar. See paragraph 37 of SFAS No. 131.

Response:

Exhibit A has been revised from that submitted in our June 2, 2008 letter to further disaggregate non-foods from grocery products. We believe these four categories contain substantially similar products, based on the nature of the products. Each of the four categories has characteristics that distinguish it from other categories, as follows:

July 22, 2008

The grocery category includes grocery, dairy, and frozen foods. These products generally do not require significant additional preparation to be made ready for sale in our stores, and are part of the core staple group of products that are generally available for sale in all grocery stores.

Non-foods include alcoholic beverages, tobacco, pharmacy, health and video. These products generally do not require additional preparation to be made ready for sale in our stores and are not core staple food products which are predominantly purchased at grocery stores. These products also generally require some additional sales assistance, are subject to a higher level of government regulation, and include products which can only be sold to customers of a certain age in order to comply with applicable laws or regulations.

The perishable category includes meat, produce, deli and bakery. All these products have a limited shelf life, require significant additional preparation to be ready for sale, and therefore have significantly higher costs associated with such products.

Gasoline is sold on Company store sites, but not within the walls of the store building. The product itself is easily distinguishable from other products sold by the Company.

We believe the additional disclosure provided in the revised Exhibit A meets the requirements of SFAS No. 131 and Item 101(c)(1)(i) of Regulation S-K.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

/s/ Ronald B. Freeman
Ronald B. Freeman
Chief Financial Officer

Attachment

EXHIBIT A

Item 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended September 29, 2007 Compared to the Fiscal Year Ended September 30, 2006

The Company achieved record sales, gross profit and net income for the fiscal year ended September 29, 2007. The predominant factor was increased sales. The sales increase encompassed most of the Company’s departments and included increases in comparable store sales, customer visits and average purchase per visit. Operating and administrative expense increases were controlled, resulting in improved cost leverage and additional operating income. A real estate sale and settlement of a state income tax position also contributed to higher net income.

Net Sales. Fiscal 2007 was the 43 rd consecutive year Ingles achieved an increase in net sales. Net sales increased 9.2% to $2.852 billion for the fiscal year ended September 29, 2007 from $2.612 billion for the fiscal year ended September 30, 2006. Excluding gasoline sales, sales increased $161.5 million or 6.7% for the fiscal year ended September 29, 2007. Fiscal 2007 contained 52 weeks compared to 53 weeks in fiscal 2006. Adjusted for the difference in weeks, net sales increased 11.0%.

Grocery segment comparable store sales adjusted for the difference in weeks increased $268.7 million, or 11.0%, for the same period. Gasoline department sales increased due to a 39% increase in gallons sold, while the average sales price per gallon for fiscal 2007 was slightly lower than the comparable fiscal 2006 amount. Excluding gasoline sales and adjusting for the extra week in fiscal 2006, comparable store sales increased $187.8 million, or 8.4%, for the fiscal year ended September 29, 2007. During fiscal 2007, Ingles opened two new stores, closed two older stores and completed five remodeled or replacement stores. Retail square footage increased 1.5% to 9.7 million square feet at September 29, 2007, compared to 9.6 million square feet at September 30, 2006.

Sales by major category within the grocery segment (amounts in thousands) are as follows:

	2007	2006
Sales by category
Grocery	$1,182,908	$1,112,572
Non-foods	589,204	557,904
Perishables	670,206	622,118
Gasoline	286,665	208,409

Total grocery segment	$2,728,983	$2,501,003

The grocery category includes grocery, dairy, and frozen foods.

Non-foods include alcoholic beverages, tobacco, pharmacy, health and video.

The perishable category includes meat, produce, deli and bakery.

Changes in grocery segment sales for the fiscal year ended September 29, 2007 are summarized as follows (in thousands):

Total grocery sales for the fiscal year ended September 30, 2006	$2,501,003
Comparable store sales increase (including gasoline)	268,719
Impact of stores opened in fiscal 2006 and 2007	8,827
Impact of stores closed in fiscal 2006 and 2007	(7,064)
Other, including effect of 53rd week in fiscal 2006	(42,502)

Total grocery sales for the fiscal year ended September 29, 2007	$2,728,983

Net grocery segment sales increased in each of the Company’s major product categories, with the largest percentage departmental increases in gasoline, pharmacy, deli and produce. In general, net sales increases were driven by effective promotions, service execution and expanded product selections. Fuel stations and pharmacies have been effective in giving customers a competitive choice and allowing them to consolidate shopping trips at Company supermarkets. Growth in the deli and produce departments reflect current customer preferences for greater selection in organic and meal replacement items, including rotisserie chicken and pork, cut fruit, made to order items and hot food offerings. The Ingles Advantage Savings and Rewards Card (the “Ingles Advantage Card”) also contributes to the increase in net sales and comparable store sales as approximately 74% of grocery segment sales are to holders of the Ingles Advantage Card. Information obtained from holders of the Ingles Advantage Card assists the Company in optimizing product offerings and promotions specific to customer shopping patterns.

Fiscal Year Ended September 30, 2006 Compared to the Fiscal Year Ended September 24, 2005

The Company achieved record sales, gross profit and net income for the fiscal year ended September 30, 2006. The predominant factor was increased sales. The sales increase encompassed most of the Company’s departments and included increases in comparable store sales, customer visits and average purchase per visit. Operating and administrative expense increases were controlled, resulting in improved cost leverage and additional operating income.

Net Sales. Fiscal 2006 was the 42nd consecutive year Ingles achieved an increase in net sales. Net sales increased 14.9% to $2.612 billion for the fiscal year ended September 30, 2006 from $2.274 billion for the fiscal year ended September 24, 2005. Excluding gasoline sales, sales increased $231.5 million or 10.7% for the fiscal year ended September 30, 2006. Fiscal 2006 contained 53 weeks compared to 52 weeks in fiscal 2005. Adjusted for the difference in weeks, net sales increased 12.8%.

Grocery segment comparable store sales increased $252.7 million or 11.6% for the same period. Fuel price inflation of approximately 23.2% and a 66.6% increase in total gallons sold increased gasoline department sales. Excluding gasoline sales, comparable store sales increased $164.7 million or 7.9% for the fiscal year ended September 30, 2006. During fiscal 2006, Ingles opened one new store, closed one older store and completed three replacement stores. Retail square footage increased 1.2% to 9.6 million square feet at September 30, 2006 compared to 9.5 million square feet at September 24, 2005.

Sales by major category within the grocery segment (amounts in thousands) are as follows:

	2006	2005
Sales by category
Grocery	$1,112,572	$963,027
Non-foods	557,904	482,914
Perishables	622,118	538,497
Gasoline	208,409	180,396

Total grocery segment	$2,501,003	$2,164,834

The grocery category includes grocery, dairy, and frozen foods.

Non-foods include alcoholic beverages, tobacco, pharmacy, health and video.

The perishable category includes meat, produce, deli and bakery.

Changes in grocery segment sales for the fiscal year ended September 30, 2006 are summarized as follows (in thousands):

Total grocery sales for the fiscal year ended September 24, 2005	$2,164,834
Comparable store sales increase (including gasoline)	252,702
Impact of stores opened in fiscal 2005 and 2006	49,885
Impact of stores closed in fiscal 2005 and 2006	(9,385)
Other, including effect of 53rd week in fiscal 2006	42,967

Total grocery sales for the fiscal year ended September 30, 2006	$2,501,003

Net grocery segment sales increased by more than 10% in each of the Company’s major product categories, with the largest percentage departmental increases in gasoline, pharmacy, deli and produce. In general, net sales increases were driven by effective promotions, service execution and a favorable competitive environment as a result of certain competitors closing stores in the Company’s market area. Fuel stations and pharmacies have been effective in giving customers a competitive choice and allowing them to consolidate shopping trips at Company supermarkets. Ingles introduced The Ingles Advantage Card on the first day of the 2004 fiscal year. The increase in net sales and comparable store sales is partially attributable to the continued success of the Ingles Advantage Card program, as approximately 75% of grocery segment sales are to holders of the Ingles Advantage Card. Information obtained from holders of the Ingles Advantage Card assists the Company in optimizing product offerings and promotions specific to customer shopping patterns.

11. Lines of Business

The Company operates three lines of business: retail grocery sales (representing the aggregation of individual retail stores), shopping center rentals and a fluid dairy processing plant. All of the Company’s operations are domestic. Information about the Company’s operations by lines of business (amounts in thousands) is as follows:

	2007	2006	2005
Revenues from unaffiliated customers:
Grocery sales	$2,728,983	$2,501,003	$2,164,834
Shopping center rentals	12,305	12,714	13,439
Fluid dairy	122,609	111,230	109,108

Total revenues from unaffiliated customers	$2,863,897	$2,624,947	$2,287,381

Income from operations:
Grocery sales	$115,799	$99,664	$75,987
Shopping center rentals	4,419	4,980	6,162
Fluid dairy	13,293	11,475	9,350

Total income from operations	$133,511	$116,119	$91,499

Assets:
Grocery sales	$1,013,788	$927,510	$921,453
Shopping center rentals	114,051	121,083	117,149
Fluid dairy	29,851	28,125	29,282
Elimination of intercompany receivable	(2,418)	(1,744)	(1,879)

Total assets	$1,155,272	$1,074,974	$1,066,005

Capital expenditures:
Grocery sales	$119,505	$86,525	$55,726
Shopping center rentals	6,131	6,517	2,651
Fluid dairy	2,213	1,260	1,486

Total capital expenditures	$127,849	$94,302	$59,863

Depreciation and amortization:
Grocery sales	$53,359	$52,181	$49,593
Shopping center rentals	5,347	5,451	5,272
Fluid dairy	2,289	2,395	2,484

Total depreciation and amortization	$60,995	$60,027	$57,349

Grocery segment sales by major category (amounts in thousands) are as follows:

	2007	2006	2005
Sales by category
Grocery	$1,182,908	$1,112,572	$963,027
Non-foods	589,204	557,904	482,914
Perishables	670,206	622,118	538,497
Gasoline	286,665	208,409	180,396

Total grocery segment	$2,728,983	$2,501,003	$2,164,834

The grocery category includes grocery, dairy, and frozen foods.

Non-foods include alcoholic beverages, tobacco, pharmacy, health and video.

The perishable category includes meat, produce, deli and bakery.

Revenue from shopping center rentals, net of shopping center expense of $7.9 million, $7.7 million and $7.2 million for the fiscal years ended 2007, 2006 and 2005, respectively, is included in the caption rental income, net in the statements of income. Grocery and fluid dairy revenues comprise the net sales reported in the statements of income.

The fluid dairy segment had $56.1 million, $49.0 million and $46.2 million in sales to the grocery sales segment in fiscal 2007, 2006 and 2005, respectively. These sales were eliminated in consolidation.